# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: DSC Holdings Ltd., CIK 0001966041
CUSIP: G2851N108
Title of class of securities: Class A ordinary shares, par value US$0.0001 per share
Address of issuer's principal executive offices: No. 2 Wangjiang North Road, Room 148, Zhongshan Community, Baiyun Street, Jinhua City, China (F4), 322103
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001729003

## Reporting persons
- API (Hong Kong) Investment Limited: type of reporting person: corporation (CO); citizenship or place of organization: Hong Kong (K3); sole voting power 88,188,400; shared voting power 0; sole dispositive power 88,188,400; shared dispositive power 0; aggregate amount beneficially owned 88,188,400 (13.2% of the class)
  Comment: (1) For rows 5, 7 and 9: Represents 88,188,400 Class A ordinary shares held by API (Hong Kong) Investment Limited, a limited liability company incorporated in Hong Kong.
  
  (2) For row 11: The percentage of the class of securities beneficially owned by each reporting person is calculated based on a total of 670,157,244 Class A ordinary shares issued and outstanding on an as-converted basis immediately after the completion of the offering of the Issuer, as reported in the Issuer's prospectus on Form 424B4 filed with the U.S. Securities and Exchange Commission on June 26, 2026.
- Ant Group Co., Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: China (F4); sole voting power 123,482,500; shared voting power 0; sole dispositive power 123,482,500; shared dispositive power 0; aggregate amount beneficially owned 123,482,500 (18.4% of the class)
  Comment: (1) For rows 5, 7 and 9: Represents: (i) 88,188,400 Class A ordinary shares held by API (Hong Kong) Investment Limited, a limited liability company incorporated in Hong Kong. API (Hong Kong) Investment Limited is wholly owned by Shanghai Yunju Venture Capital Co., Ltd., a limited liability company incorporated in the PRC, which in turn is wholly owned by Ant Group Co., Ltd., a limited liability company incorporated in the PRC, and (ii) 1,764,705 ADSs held by Prospera Investment (Singapore) Pte. Ltd., a private company limited by shares incorporated in Singapore, each ADS representing 20 Class A ordinary shares. Prospera Investment (Singapore) Pte. Ltd. is wholly owned by Tianjin Ninghui Management Consulting Co., Ltd., a limited liability company incorporated in the PRC, which is in turn wholly owned by Ant Group Co., Ltd.
  
  Ant Group Co., Ltd.'s board consists of nine individuals, namely Xiandong JING, Xinyi HAN, Joe TSAI, Toby Hong XU, Laura May-Lung CHA, Hongjiang ZHANG, Chong-En BAI, Xiaopeng HE and Patrick TSANG.
  
  (2) For row 11: The percentage of the class of securities beneficially owned by each reporting person is calculated based on a total of 670,157,244 Class A ordinary shares issued and outstanding on an as-converted basis immediately after the completion of the offering of the Issuer, as reported in the Issuer's prospectus on Form 424B4 filed with the U.S. Securities and Exchange Commission on June 26, 2026.
- Shanghai Yunju Venture Capital Co., Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: China (F4); sole voting power 88,188,400; shared voting power 0; sole dispositive power 88,188,400; shared dispositive power 0; aggregate amount beneficially owned 88,188,400 (13.2% of the class)
  Comment: (1) For rows 5, 7 and 9: Represents 88,188,400 Class A ordinary shares held by API (Hong Kong) Investment Limited, a limited liability company incorporated in Hong Kong. API (Hong Kong) Investment Limited is wholly owned by Shanghai Yunju Venture Capital Co., Ltd., a limited liability company incorporated in the PRC.
  
  (2) For row 11: The percentage of the class of securities beneficially owned by each reporting person is calculated based on a total of 670,157,244 Class A ordinary shares issued and outstanding on an as-converted basis immediately after the completion of the offering of the Issuer, as reported in the Issuer's prospectus on Form 424B4 filed with the U.S. Securities and Exchange Commission on June 26, 2026.
- Tianjin Ninghui Management Consulting Co., Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: China (F4); sole voting power 35,294,100; shared voting power 0; sole dispositive power 35,294,100; shared dispositive power 0; aggregate amount beneficially owned 35,294,100 (5.3% of the class)
  Comment: (1) For rows 5, 7 and 9: Represents 1,764,705 ADSs held by Prospera Investment (Singapore) Pte. Ltd., a private company limited by shares incorporated in Singapore, each ADS representing 20 Class A ordinary shares. Prospera Investment (Singapore) Pte. Ltd. is wholly owned by Tianjin Ninghui Management Consulting Co., Ltd.
  
  (2) For row 11: The percentage of the class of securities beneficially owned by each reporting person is calculated based on a total of 670,157,244 Class A ordinary shares issued and outstanding on an as-converted basis immediately after the completion of the offering of the Issuer, as reported in the Issuer's prospectus on Form 424B4 filed with the U.S. Securities and Exchange Commission on June 26, 2026.
- Prospera Investment (Singapore) Pte. Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Singapore (U0); sole voting power 35,294,100; shared voting power 0; sole dispositive power 35,294,100; shared dispositive power 0; aggregate amount beneficially owned 35,294,100 (5.3% of the class)
  Comment: (1) For rows 5, 7 and 9: Represents 1,764,705 ADSs held by Prospera Investment (Singapore) Pte. Ltd., a private company limited by shares incorporated in Singapore, each ADS representing 20 Class A ordinary shares.
  
  (2) For row 11: The percentage of the class of securities beneficially owned by each reporting person is calculated based on a total of 670,157,244 Class A ordinary shares issued and outstanding on an as-converted basis immediately after the completion of the offering of the Issuer, as reported in the Issuer's prospectus on Form 424B4 filed with the U.S. Securities and Exchange Commission on June 26, 2026.

## Item 1. Issuer
Name of issuer: DSC Holdings Ltd.
Address of issuer's principal executive offices: No. 2 Wangjiang North Road, Room 148, Zhongshan Community, Baiyun Street, Jinhua City, F4 322103

## Item 2. Person Filing
Name of person filing:
(i) Ant Group Co., Ltd. ("Ant Group"), a company organized under the law of the People's Republic of China;

(ii) Shanghai Yunju Venture Capital Co., Ltd. ("Shanghai Yunju"), a company organized under the law of the People's Republic of China and a wholly-owned subsidiary of Ant Group;

(iii) API (Hong Kong) Investment Limited ("API"), a company organized under the law of Hong Kong Special Administrative Region and a wholly-owned subsidiary of Shanghai Yunju;

(iv) Tianjin Ninghui Management Consulting Co., Ltd. ("Tianjin Ninghui"), a company organized under the law of the People's Republic of China and a wholly-owned subsidiary of Ant Group; and

(v) Prospera Investment (Singapore) Pte. Ltd. ("Prospera"), a company organized under the law of Singapore and a wholly-owned subsidiary of Tianjin Ninghui.
Address of principal business office or, if none, residence:
(i) The address of the principal business office of Ant Group is A Space, No. 569 Xixi Road, Xihu District, Hangzhou, China.

(ii) The address of the principal business office of Shanghai Yunju is S Space, No.447 North NanQuan Road, Pudong District, Shanghai, China.

(iii) The address of the principal business office of API is 23/F, Tower One, Times Square, 1 Matheson ST, Causeway Bay, Hong Kong.

(iv) The address of the registered office of Tianjin Ninghui is Unit 1-1-916, South Zone of Financial and Trade Center, No. 6975 Yazhou Road, China (Tianjin) Pilot Free Trade Zone (Dongjiang Comprehensive Bonded Zone), Tianjin, China.

(v) The address of the principal business office of Prospera is 128 Beach Road, #20-01 Guoco Midtown Office, Singapore.
Citizenship:
(i) Ant Group - People's Republic of China

(ii) Shanghai Yunju - People's Republic of China

(iii) API - Hong Kong Special Administrative Region

(iv) Tianjin Ninghui - People's Republic of China

(v) Prospera - Singapore

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Ant Group: 123,482,500
Shanghai Yunju: 88,188,400
API: 88,188,400
Tianjin Ninghui: 35,294,100
Prospera: 35,294,100
Percent of class:
Ant Group: 18.4%
Shanghai Yunju: 13.2%
API: 13.2%
Tianjin Ninghui: 5.3%
Prospera: 5.3%
Sole power to vote or to direct the vote:
Ant Group: 123,482,500
Shanghai Yunju: 88,188,400
API: 88,188,400
Tianjin Ninghui: 35,294,100
Prospera: 35,294,100
Shared power to vote or to direct the vote:
Ant Group: 0
Shanghai Yunju: 0
API: 0
Tianjin Ninghui: 0
Prospera: 0
Sole power to dispose or to direct the disposition:
Ant Group: 123,482,500
Shanghai Yunju: 88,188,400
API: 88,188,400
Tianjin Ninghui: 35,294,100
Prospera: 35,294,100
Shared power to dispose or to direct the disposition:
Ant Group: 0
Shanghai Yunju: 0
API: 0
Tianjin Ninghui: 0
Prospera: 0

(1) As of June 30, 2026, API held 88,188,400 of the Issuer's Class A ordinary shares. API is wholly owned by Shanghai Yunju, which is in turn wholly owned by Ant Group. Accordingly, each of Shanghai Yunju and Ant Group may be deemed to beneficially own the 88,188,400 Class A ordinary shares held by API. In addition, Prospera held 1,764,705 ADSs as of June 30, 2026, each ADS representing 20 Class A ordinary shares of the Issuer. Prospera is wholly owned by Tianjin Ninghui, which is in turn wholly owned by Ant Group. Accordingly, each of Tianjin Ninghui and Ant Group may be deemed to beneficially own the 35,294,100 Class A ordinary shares represented by the ADSs held by Prospera.

As a result, Ant Group may be deemed to beneficially own an aggregate of 123,482,500 Class A ordinary shares of the Issuer.

(2) The percentage of the class of securities beneficially owned by each reporting person is calculated based on 670,157,244 Class A ordinary shares of the Issuer issued and outstanding on an as-converted basis immediately after the completion of the offering of the Issuer, as reported in the Issuer's prospectus on Form 424B4 filed with the U.S. Securities and Exchange Commission on June 26, 2026.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- API (Hong Kong) Investment Limited: /s/ Richard Chih-Chiu LIN, Richard Chih-Chiu LIN/Director (08/19/2026)
- Ant Group Co., Ltd.: /s/ Xinyi HAN, Xinyi HAN/Legal Representative (08/19/2026)
- Shanghai Yunju Venture Capital Co., Ltd.: /s/ Gang JI, Gang JI/Legal Representative (08/19/2026)
- Tianjin Ninghui Management Consulting Co., Ltd.: /s/ Gang JI, Gang JI/Legal Representative (08/19/2026)
- Prospera Investment (Singapore) Pte. Ltd.: /s/ Richard Chih-Chiu LIN, Richard Chih-Chiu LIN/Director (08/19/2026)